February 15, 2019

Xuezhu Wang
Chief Executive Officer
Happiness Biotech Group Ltd
No. 11, Dongjiao East Road
Shuangxi, Shunchang, Nanping City
Fujian Province, P.R.C.

       Re: Happiness Biotech Group Ltd
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted December 31, 2018
           CIK No. 0001751876

Dear Mr. Wang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 17, 2018 letter.

Amendment No. 3 to DRS

Cover Page

1. Please revise your registration statement cover page to re-insert the narrative explanation that corresponds to footnote 2, or advise.
2. We note your revised disclosure in the Underwriting section that Univest Securities will be your underwriter. Please revise your prospectus cover page to disclose the underwriter and the nature of the underwriting arrangement. Refer to Item 501 of Regulation S-K.
 Xuezhu Wang
Happiness Biotech Group Ltd
February 15, 2019
Page 2
Prospectus Summary
The Offering, page 7

3. Your revised disclosure on the prospectus cover page and in the Underwriting section states that the offering may terminate 120 days after the effective date unless extended.
      However, your disclosure in the "Offering period" section here and in the Description of
      Share Capital state that the offering may terminate 90 days after the effective date. Please reconcile your disclosures.
Executive Compensation
Agreements with Named Executive Officers, page 69

4. We acknowledge your response to prior comment 3. However, the referenced disclosure appears to relate to Section 7(b) of the agreements. Please revise, but ensure
      that your disclosure corresponds to the agreement provision, or advise. Description of Share Capital, page 72

5. We acknowledge your response to prior comment 2. However, as previously noted, please ensure that your disclosures are updated to be consistent with the articles that will be in effect following the offering.
Underwriting, page 95

6. You state in your revised disclosure that you will enter into subscription agreements directly with investors. Please file a form of the subscription agreement as an exhibit.
       You may contact Bonnie Baynes at 202-551-4924 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameXuezhu Wang
                                                             Division of
Corporation Finance
Comapany NameHappiness Biotech Group Ltd
                                                             Office of
Healthcare & Insurance
February 15, 2019 Page 2
cc:       Joan Wu
FirstName LastName